UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 28, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

This Form 6-K consists of the Media release which appears immediately following this page.

UBS
Media release
Media Release: 28th September 2010
UBS announces Alex Wilmot-Sitwell and Chi-Won Yoon as Co-Chairmen and Co-CEOs, Asia Pacific
Zurich/Basel, September 28th, 2010, UBS today announced the appointment of Alex Wilmot-Sitwell as Co-Chairman and Co-CEO of Asia Pacific. Alex will lead the region together with Chi-Won Yoon, current Chairman and CEO, Asia Pacific. Alex will be based in Hong Kong and will take over his new role on 1st November 2010. Carsten Kengeter, currently Co-CEO UBS Investment Bank, will become sole head of the Investment Bank.
Oswald J. Gruebel, Group Chief Executive Officer of UBS commented on the changes: “Asia Pacific is a key strategic priority for UBS. Alex’s strong leadership, relentless client focus and proven track-record, combined with Chi Won’s in-depth industry experience, commercial success and understanding of the region will ensure that we will continue growing our leading franchise.”
Mr Gruebel added: “Alex and Carsten were instrumental in turning around the position of our Investment Bank. As such I am convinced that Carsten will continue leading the Investment Bank towards sustainable success in line with our mid-term targets.”
UBS in Asia Pacific has a broad, established footprint in 13 countries, with roughly 7,000 professionals. Our businesses in Asia Pacific stand as market leaders; we have the leading wealth management business in the region1, as repeatedly acknowledged in industry polls. Global Asset Management has seen record net new money this year from Asia. In the Investment Bank, the Equities business has sustained an unparalleled period of industry leadership and we are rated as the best investment bank and lead the M&A league tables in Asia2.
Media Enquiries
London: Dominik von-Arx +44-20756 82439
New York: Doug Morris +1 917 238 6774
APAC: Caroline Gurney +61 2 93243335
Switzerland: Tatiana Togni +41-44-234 83 44

[1]	Asiamoney, Euromoney and Finance Asia

[2]	Asiamoney, Institutional Investor, IFR, Euromoney, Global Finance, Equity Market exchanges, internal estimates, and Dealogic

Notes to Editors
Biographies
Alex Wilmot-Sitwell joined UBS in 1996. He was appointed Joint Global Head of the Investment Banking Department in 2004, Chairman and CEO of Europe, Middle East and Africa in 2008 and Co-CEO of UBS Investment Bank in April 2009.
Chi-Won Yoon joined UBS in 1997 as Head of Equity Derivatives, becoming head of Asia Equities in 2004, head of Asia Pacific Equities in 2008, Head of Equities and Head of FICC for Asia Pacific in 2009 and Chairman and CEO Asia Pacific in June 2009.
Carsten Kengeter joined UBS in 2008 as Joint Global Head of Fixed Income, Currencies and Commodities (FICC) within UBS Investment Bank, becoming Co-CEO of UBS Investment Bank in April 2009.
UBS
Headquartered in Zurich and Basel, Switzerland, UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to its private, corporate and institutional clients, UBS aims to generate sustainable earnings, create value for its shareholders, and become the choice of clients worldwide.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 65,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).
www.ubs.com/media
www.ubs.com/media
Cautionary statement regarding forward-looking statements
This release contains statements that constitute “forward-looking statements” as to UBS management’s expectations concerning future performance. A number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: future developments in the markets in which UBS operates or to which it is exposed; the effect of possible political, legal and regulatory developments; and UBS’s ability to retain and attract the key employees. In addition, our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
UBS AG, 1 Finsbury Avenue, London EC2M 2PP
© UBS 2010. All rights reserved.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Senior Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director

Date: September 28, 2010